                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                Amendment No. 1
                                             ---

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value NLG .01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Thomas R. Denison - First Reserve Corporation, 1801 California St., Suite #4110, Denver, CO 80202, (303) 382-1270
------------------------------------------------------------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                           February 7, 2001
            ----------------------------------------------------------------------------------------------------------------
                                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. N19808109                                           PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Corporation
    I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,810,895
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,810,895
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,810,895
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     29.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. N19808109                                           PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VIII, L.P.
    I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,810,895
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,810,895
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,810,895
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     29.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. N19808109                                           PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VIII, L.P.
    I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,810,895
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,810,895
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,810,895
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     29.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to the statement on Schedule 13D (the "Statement"), originally filed on January 8, 2001, is filed by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve," and together with the Funds, the "Reporting Persons") and relates to the Common Stock, par value NLG 0.01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands (the "Issuer" or "CB&I"). That
Schedule 13D is hereby amended as set forth below.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby deleted in its entirety and replaced with the following:

         On December 28, 2000, Wedge Group Incorporated, a Delaware corporation, and WGI Tyler, Inc., a Delaware corporation (collectively, "Wedge"), acquired 8,146,665 shares of Common Stock from the Issuer as consideration for Wedge's sale to the Issuer of interests in Howe-Baker International, L.L.C., a Delaware limited liability company (the "Howe-Baker Acquisition"). Immediately following the Howe-Baker Acquisition on December 28, 2000, the Reporting Persons acquired 4,323,333 shares of Common Stock from Wedge Group Incorporated (the "Fund VIII Purchase"). In addition: (i) the Reporting Persons purchased 530,000 shares of Common Stock from Wedge and one of its affiliates, and (ii) the Issuer agreed to grant to Fund VIII a warrant to purchase 82,118 shares of Common Stock at an exercise price of NLG .01 per share, which warrant was granted to Fund VIII on February 6, 2001.

         On February 7, 2001, the Reporting Persons purchased 1,623,846 shares of Common Stock from the Issuer to fund the purchase by the Issuer of certain assets of Pitt-Des Moines, Inc. (the "PDM Acquisition"). In addition, the issuer granted to Fund VIII (i) a warrant to purchase 251,598 shares of Common Stock (the "Purchase Warrant") at an exercise price of NLG .01 per share and (iii) a warrant to purchase up to 250,000 shares of Common Stock (the "Additional Warrant") (the "PDM Funding Purchase"). The terms of the Additional Warrant are described under Item 6.

         Collectively, the Reporting Persons have acquired 6,447,179 shares of Common Stock and beneficially own the stock underlying warrants to acquire an additional 333,716 shares of Common Stock, which shares represent beneficial ownership of approximately 29.11 percent of the Common Stock. All shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes.

         The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by the Reporting Persons, subject to the Shareholder Agreement entered into by Fund VIII and the Issuer on December 28, 2000 in connection with the closing of the Howe-Baker Acquisition, as amended on February 7, 2001 to permit the PDM Funding Purchase (the "Shareholder Agreement"). Following the Fund VIII Purchase, two officers of First Reserve, William F. Macaulay and Ben A Guill, began serving on the 12-member Board of Supervisory Directors of the Issuer in accordance with the terms of the Shareholder Agreement. The Shareholder Agreement is further described in Item 6 hereof and is filed as an exhibit hereto and incorporated by reference herein.

         The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may purchase or dispose of additional shares, on the open market or otherwise. Any purchases would depend on various factors, including the price and availability of the Issuer's securities; subsequent developments regarding the Issuer's line of business and its business prospects, other investment and business opportunities available to the Reporting Persons; general stock market and economic conditions; certain "standstill provisions" in the Shareholder Agreement (which provisions prohibit the Reporting Persons from acquiring additional shares of the Issuer without the approval of the Supervisory Board, except (i) as a result of a stock split, stock dividend or recapitalization approved by the Supervisory Board; (ii) in connection with a business combination approved by the Supervisory Board; (iii) to maintain a 10% ownership stake; or (iv) for Common Stock acquired in connection with equity funding provided by the Reporting Persons for the Issuer's proposed acquisition of two divisions of Pitt-Des Moines, Inc., of Woodlands, Texas (the "PDM Transaction"), so long as any such acquisition of Common Stock does not result in the Reporting Persons owning more than 7,060,895 of the Issuer's outstanding voting securities); and other factors. Although, under the terms of the Shareholder Agreement, the Reporting Persons are prohibited from making a proposal to the Issuer to acquire additional shares, the Reporting Persons will consider proposals from the Company relating to additional purchases by Fund VIII.

         Any dispositions would depend on various factors, including the price and availability of the Issuer's securities; subsequent developments affecting the energy market as a whole; the Issuer and the Issuer's business and prospects; the provisions of the Shareholder Agreement and the eventual liquidation of the Fund in accordance with its partnership agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         As of February 7, 2001, the Reporting Persons beneficially owned an aggregate of 6,810,895 shares of Common Stock, constituting approximately 29.11% of the Common Stock based on 23,386,726 shares of Common Stock outstanding as of February 7, 2001 as represented to the Reporting Persons by the Issuer.

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of CB&I Common Stock in the numbers and percentages set forth in the table below:

          REPORTING PARTY          NUMBER OF SHARES           PERCENTAGE OF CLASS
                                  BENEFICIALLY OWNED
             Fund VIII                 6,810,895                    29.11%
            GP VIII (1)                6,810,895                    29.11%
         First Reserve (1)             6,810,895                    29.11%


          (1) Consists of 6,447,179 shares of Common Stock held directly by Fund VIII and warrants to purchase 333,716 shares of Common Stock held directly by Fund VIII. GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:

  REPORTING                                 NUMBER OF
    PARTY                  DATE               SHARES               PRICE                        TRANSACTION
Fund VIII               12/28/2000           4,323,333             $16.25                     Common Purchased
Fund VIII               12/28/2000            530,000              $16.25                     Common Purchased
Fund VIII               12/28/2000            82,118              NLG .01                    Warrant Granted(1)
Fund VIII                2/7/2001            1,623,846             $16.25                     Common Purchased
Fund VIII                2/7/2001             251,598             NLG .01                     Warrant Granted
Fund VIII                2/7/2001               (2)                 (2)                       Warrant Granted

          (1) On December 28, 2000, the Issuer agreed to grant to Fund VIII the warrant to purchase 82,118 shares of Common Stock as agreed to in connection with Fund VIII's purchase of 530,000 shares. The Issuer issued the warrant on February 6, 2001.

         (2) The Additional Warrant, as further described in Item 6, is exercisable for the number of shares, if any equal to 250,000 less the product of 250,000 times the quotient of (a) the number of shares of the 2,848,172 shares of Common Stock that were issued by the Issuer to PDM in connection with the PDM Acquisition and that are repurchased by the Issuer between the closing of the PDM Acquisition and June 30, 2001 (excluding any shares that are reissued or shares repurchased with the proceeds of an issuance of other shares), divided by (b) 1,457,726. The exercise price per share for the shares subject to the Additional Warrant will be the average of the closing prices of the Common Stock of the Company on the New York Stock Exchange over the five trading days ending on May 31, 2001.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby deleted in its entirety and replaced with the following:

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated January 8, 2001, by and between Fund VIII, GP VIII, and First Reserve has been executed by the Reporting Persons, a copy of which was attached to the Statement as Exhibit A and incorporated herein by reference.

INITIAL STOCK PURCHASE AGREEMENT

         The purchase price per share for 4,323,333 of the shares (the "Protected Shares") of Common Stock of CB&I sold to Fund VIII by Wedge is $16.25 per share, but is subject to a downward adjustment so long as Fund VIII holds the Protected Shares for at least one year. Under the terms of the Stock Purchase Agreement pursuant to which Fund VIII purchased the shares from Wedge (the "Stock Purchase Agreement"), the amount of the per share downward price adjustment, which cannot exceed $2.75 per share, will equal the amount by which $16.25 exceeds the greater of (i) the average per share sale price realized by Fund VIII on the sale of its Protected Shares and (ii) the highest mean of the daily closing prices per share of CB&I stock for any 40 consecutive trading days prior to Fund VIII's disposition of the Protected Shares. If by July 30, 2010, Fund VIII has not sold all of its Protected Shares purchased in the transaction, Fund VIII shall receive an adjustment amount for those remaining shares as if it had sold those remaining shares at the highest mean of the daily closing prices per share of Common Stock as reported on the New York Stock Exchange for any period of 40 consecutive trading days prior to July 30, 2010. The Stock Purchase Agreement contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to the Statement and is incorporated by reference herein.

SHAREHOLDER AGREEMENT

         Upon closing of the Howe-Baker Acquisition, Fund VIII and the Issuer entered into the Shareholder Agreement.

         Standstill Provisions.

         The Shareholder Agreement contains so-called "standstill" provisions that, among other things, (i) prohibit the purchase of additional shares by Fund VIII (whether by tender offer or otherwise) except as described in Item 4 herein, and (ii) prohibit acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes by Fund VIII. With respect to any proposed business combination or recapitalization involving the Issuer and any third party, Fund VIII must vote or tender its shares or otherwise act as recommended by the Supervisory Board of the Issuer (or any committee of the Issuer constituted for the purpose of evaluating such proposed transaction), except that in an "Opposed Transaction" (as hereinafter defined) Fund VIII may vote the 1,875,444 shares it acquired in the PDM Funding Purchase and the any shares it acquires in connection with the Additional Warrant in the same proportion as the "General Shareholders" (as hereinafter defined). Under the terms of the Shareholder Agreement, as amended in connection with the PDM Acquisition, an "Opposed Transaction" means any business combination, recapitalization or other transaction involving the issuance of the Issuer's stock that both of the Fund VIII designees then serving on the Supervisory Board have voted against at the Supervisory Board level, and "General Shareholders" means the shareholders of CB&I other than the Reporting Persons and Wedge and their respective affiliates and associates. Fund VIII may submit a competing offer for the Issuer only in the event that the Supervisory Board of the Issuer determines to sell control of the Issuer to another party.

         Supervisory Board Representation.

         The Shareholder Agreement contains certain provisions intended to implement the right of Fund VIII to elect Supervisory Directors to the Supervisory Board of the Issuer. The number of Supervisory Directors comprising the Supervisory Board was expanded from eight to twelve and Fund VIII will have the right to designate two Supervisory Directors so long as it owns 3,083,871 shares of the Issuer's voting securities outstanding. The number of Supervisory Directors that Fund VIII is entitled to designate will decrease with a reduction of its percentage ownership of voting securities and will terminate completely once such ownership falls below 10% of the Issuer's voting securities outstanding for any period of 30 consecutive days. The Supervisory Board regulations must provide that a special committee of the Supervisory Board composed entirely of disinterested, independent Supervisory Directors shall be constituted to evaluate any significant transactions (primarily transactions involving a change of control) and any transactions or issues involving Fund
VIII. As long as Fund VIII is entitled to designate at least two Supervisory Directors on the Supervisory Board, it will be entitled to representation on the committees of the Supervisory Board other than the Nominating Committee and the special committee described immediately above.

         Under the terms of the Shareholder Agreement, if the Fund VIII designees are not included as nominees for the Board of Supervisory Directors or if the Supervisory Board does not solicit proxies for the Fund VIII designees as required by the Shareholder Agreement, after notice of the breach and a time for cure, Fund VIII shall be released from the standstill provisions, restrictions on transfer and right of first offer requirements of the Shareholder Agreement.

         Voting Restrictions.

         Pursuant to the Shareholder Agreement, Fund VIII agreed that, with respect to any matter presented to the Issuer's shareholders for vote or approval, Fund VIII will vote "for" the nominees recommended by the Supervisory Board (provided the Issuer is in compliance with its covenants to Fund VIII relating to Supervisory Board representation), "for" any proposal recommended by the Supervisory Board, and "against" any proposal that is not recommended by the Supervisory Board, with the exception of the following matters as to which Fund VIII will have discretionary voting rights: (i) appointment of auditors, (ii) adoption of any rights agreement which would restrict Fund VIII from effecting any transaction not otherwise prohibited by the Shareholder Agreement, (iii) migration of the Issuer to another organizational jurisdiction (other than in connection with a business combination), (iv) conversion of the Issuer's corporate form (other than in connection with a business combination), and (v) proposed amendments to the Issuer's Articles of Association that would have a disproportionate material and adverse effect on Fund VIII compared to the Issuer's other shareholders that are not contemplated by the Shareholder Agreement.

         In connection with the PDM Acquisition, the Issuer and Fund VIII entered into an amendment to the Shareholder Agreement (the "Amendment"). Among other things, the Amendment provides that in the case of an Opposed Transaction, Fund VIII may vote its 1,875,444 shares acquired in connection with the PDM Acquisition and any shares it acquires pursuant to the Additional Warrant in the same proportion as the votes of the General Shareholders who vote on the Opposed Transaction. The Amendment contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

         Transfer Restrictions and Registration Rights.

         The Shareholder Agreement contains certain restrictions on the transfer of shares held by Fund VIII. Without the Issuer's consent, Fund VIII may not sell any of its shares to (a) any person or group who is or would be required to file a Schedule 13D under the Securities Exchange Act of 1934, (b) any person or group who would own more than 10% of the Issuer's voting securities, or (c) a competitor of the Issuer. Any sale of shares by Fund VIII will be subject to the Issuer's right of first offer, except for the following types of transfers: (i) a bona fide underwritten public offering, (ii) a Rule 144 sale under the Securities Act in an unsolicited broker's transaction in which Fund VIII has no knowledge that the purchaser is any of the persons described in (a), (b) or (c) immediately above, (iii) a business combination or recapitalization transaction recommended by the Supervisory Board, (iv) a transfer to any affiliate of Fund VIII who agrees to be bound by the terms of the applicable Shareholder Agreement, (v) a pledge or hypothecation to a financial institution to secure a bona fide loan, and (vi) a transfer or transfers, once per calendar quarter, to any institutional investor that, together with its affiliates, would beneficially own no more than 5% of the Issuer's voting securities outstanding after giving effect to such transfer(s).

         The Shareholder Agreement grants Fund VIII certain registration rights with respect to the shares it owns. The Shareholder Agreement requires the Issuer, at the request of the holders of 75% of the shares held by Fund VIII and its assignees, to register all or any portion of those shares under the Securities Act of 1933; provided that the Issuer is required to effect no more than two such "demand" registrations for Fund VIII. The Shareholder Agreement also requires the Issuer to give notice to Fund VIII when the Issuer proposes to register any of the Issuer's securities under the Securities Act (other than registrations on Forms S-8 or S-4), and, if Fund VIII so requests, to include its shares in the registration, provided that under certain circumstances the number of shares such holders can include in these "piggyback" registrations will be limited. In all registrations the Issuer will be required to pay the expenses of registration, excluding underwriting discounts and commissions, and to provide customary indemnification, except that the Issuer will not be obligated to pay more than $400,000 in the aggregate for registration expenses with respect to demand registrations.

         Duration.

         The Shareholder Agreement will remain in effect so long as Fund VIII continues to own 10% or more of the outstanding voting securities of the Issuer, except that the registration rights shall continue as long as Fund VIII continues to own 5% or more of the outstanding voting securities of the Issuer.

         The Shareholder Agreement contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement and the Amendment, which are both filed as exhibits to this Schedule 13D and are incorporated by reference herein.

ADDITIONAL WARRANT

         In connection with the PDM Funding Purchase, the Issuer granted to Fund VIII a warrant to purchase additional shares of Common Stock. The number of shares subject to the warrant, if any, will be 250,000 less the product of 250,000 times the quotient of (a) the number of shares of the 2,848,172 shares of Common Stock that were issued by the Issuer to PDM in connection with the PDM Acquisition and that are repurchased by the Issuer between the closing of the PDM Acquisition and June 30, 2001 (excluding any shares that are reissued or shares repurchased with the proceeds of an issuance of other shares), divided by
(b) 1,457,726. The number of shares repurchased shall be adjusted for any stock splits, stock dividends or similar transactions between the date of the issuance of the Additional Warrant and July 1, 2001.

         The exercise price per share for the shares subject to the Additional Warrant will be the average of the closing prices of the Common Stock of the Company on the New York Stock Exchange over the five trading days ending on May 31, 2001. The Additional Warrant contains other terms and conditions. The foregoing description of such warrant is qualified in its entirety by reference to the text of such warrant, which is filed as an exhibit hereto and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following item is hereby added to the documents filed as Exhibits:

         Exhibit 99(G) Warrant to Purchase Common Stock issued to First Reserve Fund VIII, L.P. on February 6, 2001.

         Exhibit 99(H) Amendment to Shareholder Agreement dated February 7, 2001, by and among First Reserve Fund VIII, L.P., Chicago Bridge & Iron Company N.V. and certain shareholders of Chicago Bridge & Iron Company N.V.

         Exhibit 99(I) Stock Purchase Agreement, dated as of February 7, 2001, by and between Chicago Bridge & Iron Company N.V. and First Reserve Fund VIII, L.P. in connection with the funding of the purchase of certain assets of Pitt-Des Moines, Inc. by Chicago Bridge & Iron Company N.V.

         Exhibit 99(J) Purchase Warrant to Purchase Common Stock granted to First Reserve Fund VIII, L.P. on February 7, 2001.

         Exhibit 99(K) Additional Warrant to Purchase Common Stock granted to First Reserve Fund VIII, L.P. on February 7, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  February 12, 2001.

                                         FIRST RESERVE FUND VIII, L.P.

                                         By:  First Reserve GP VIII, L.P.,
                                              General Partner

                                              By:  First Reserve Corporation,
                                                   General Partner

                                              By:  /s/ Thomas R. Denison
                                                   -----------------------------
                                                   Name:  Thomas R. Denison
                                                   Title:  Managing Director

                                         FIRST RESERVE GP VIII, L.P.

                                         By:  First Reserve Corporation,
                                              General Partner

                                              By:  /s/ Thomas R. Denison
                                                   -----------------------------
                                                   Name:  Thomas R. Denison
                                                   Title:  Managing Director

                                         FIRST RESERVE CORPORATION

                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:  Thomas R. Denison
                                              Title:  Managing Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------

 99(G) Warrant to Purchase Common Stock issued to First Reserve Fund VIII, L.P. on February 6, 2001.

 99(H) Amendment to Shareholder Agreement dated February 7, 2001, by and among First Reserve Fund VIII, L.P., Chicago Bridge & Iron Company N.V. and certain shareholders of Chicago Bridge & Iron Company N.V.

 99(I) Stock Purchase Agreement, dated as of February 7, 2001, by and between Chicago Bridge & Iron Company N.V. and First Reserve Fund VIII, L.P. in connection with the funding of the purchase of certain assets of Pitt-Des Moines, Inc. by Chicago Bridge & Iron Company N.V.

 99(J) Purchase Warrant to Purchase Common Stock granted to First Reserve Fund VIII, L.P. on February 7, 2001.

 99(K) Additional Warrant to Purchase Common Stock granted to First Reserve Fund VIII, L.P. on February 7, 2001.